Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-187034 November 6, 2013

FOR IMMEDIATE RELEASE

MRC GLOBAL INC. ANNOUNCES SECONDARY PUBLIC OFFERING

OF 17,489,233 SHARES OF COMMON STOCK BY SELLING STOCKHOLDERS

HOUSTON, TX – NOVEMBER 6, 2013 – MRC Global Inc. (NYSE:MRC) announced today a registered underwritten public offering of 17,489,233 shares of the company’s common stock held by investment funds managed by the Merchant Banking Division of The Goldman Sachs Group, Inc. (Goldman Sachs MBD). Following the offering, Goldman Sachs MBD will no longer own any shares of the company. The company will not receive any of the proceeds of this offering, and the total number of shares of common stock outstanding will not change as a result of this offering.

Barclays Capital Inc. is acting as the sole underwriter of the offering.

An automatic shelf registration statement relating to these securities was filed on March 4, 2013 with the Securities and Exchange Commission (the SEC) and became effective upon such filing. The offering will be made only by means of a prospectus and related prospectus supplement, copies of which may be obtained from:

Barclays Capital Inc.

c/o Broadridge Financial Solutions

1155 Long Island Avenue

Edgewood, NY 11717

Telephone: 888-603-5847

Email:Barclaysprospectus@broadridge.com

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction.

The company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the company has filed with the SEC for more complete information about the company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the company, the underwriter or any dealer participating in the offering (if any) will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc. using the above contact details.

About MRC Global Inc.

Headquartered in Houston, Texas, MRC Global, a Fortune 500 company, is the largest global distributor, based on sales, of pipe, valves and fittings (PVF) and related products and services to the energy and industrial sectors and supplies these products and services across each of the upstream, midstream and downstream sectors.

Contacts:

James E. Braun Executive Vice President and Chief Financial Officer	Monica Schafer Vice President Investor Relations
MRC Global Inc.	MRC Global Inc.
Jim.Braun@mrcglobal.com	Monica.Schafer@mrcglobal.com
832-308-2845	832-308-2847